Citigroup Managed Futures LLC
                         731 Lexington Avenue, 25th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated June 30, 2006 to the Partnership's prospectus dated May 1, 2006.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Daniel R. McAuliffe, Jr.
    ------------------------
    Daniel R. McAuliffe, Jr.
    Chief Financial Officer and
    Director

Enclosures

                                   Citigroup
                          Diversified Futures Fund L.P.
                                    June 2006

The redemption value for Citigroup Diversified Futures Fund L.P. was $970.40 per unit at the end of June, down 2.1% for the month and up 4.2% year to date.

The month of June was challenging for the Fund's advisors as markets were extremely volatile and trends across many sectors reversed. Profits in energy, indices and global fixed income trading were offset by losses on positions in currencies, metals and agricultural markets.

The currency markets proved to be the most challenging sector as a reversal of the U.S. dollar mid-month resulted in losses for the Fund's advisors. In precious metals markets, prices unexpectedly rallied mid-month, especially in gold on growing concern over the dollar's decline. In agricultural markets, sideways price movement in soybean and wheat translated into losses as alternating meteorological conditions between drought and rainfall contributed to irregular price developments.

Gains in the energy sector were attributable to declining prices on deteriorating fundamentals in natural gas, where prices continued to fall as cooler weather was expected to reduce energy consumption. Petroleum prices remained erratic due to continuous geopolitical conflicts in Iran and Nigeria along with increasing fears of terrorism. Profits were earned in stock index trading as the downward pressure on global equity indices that began in May continued into June, only to recover sharply later in the month after the U.S. Federal Reserve announced that there had been a moderation of domestic inflation expectations. Profits were also achieved in the global fixed income sector primarily in non-U.S. markets where further rate increases were anticipated.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                             For the Period June 1,
                              Through June 30, 2006

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                     ----------
Realized losses from trading          $(16,359,266)     (1.71)%
Change in unrealized gains/losses
     from trading                          692,504       0.07
                                       -----------       ----
                                       (15,666,762)     (1.64)
Less, Brokerage commissions
     and clearing fees ($336,276)        4,904,277       0.51
                                       -----------       ----
Net realized and unrealized losses     (20,571,039)     (2.15)
Interest Income                          2,891,419       0.30
                                       -----------       ----
                                       (17,679,620)     (1.85)
                                       -----------       ----
Less, Expenses:
     Management fees                     1,527,472       0.16
     Incentive fees                      1,255,073       0.13
     Other expenses                         88,384       0.01
                                       -----------       ----
                                         2,870,929       0.30
                                       -----------       ----
Net loss                               (20,550,549)     (2.15)%
                                                         ====

Additions (18,443.4291 L.P. units
at May 31, 2006 net asset
value per unit of $991.41)              18,285,000
Redemptions (8,091.9718 L.P. units
at June 30, 2006 net asset
value per unit of $970.40 )             (7,852,449)
                                         ----------
Decrease in net assets                 (10,117,998)
Net assets, May 31, 2006               951,193,985
                                       ------------
Net assets, June 30, 2006             $941,075,987
                                       ===========
Net Asset Value per unit
  ($941,075,987 / 969,782.9599 Units)       $970.40
                                             ======

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.



 By: /s/ Daniel R. McAuliffe, Jr.
        ------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures
        General Partner, Citigroup
        Diversified Futures Fund L.P.